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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 2 - final)*

                       CIDCO INCORPORATED
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                        (Name of Issuer)

             Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)

                           0001717681
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                          (CUSIP Number)

Fried, Frank, Harris, Shriver & Jacobson    ID Holding Partnership, L.P.
       One New York Plaza                      c/o Forstmann Little & Co.
       New York, NY  10004                     767 Fifth Avenue
       Attn.:  Robert C. Schwenkel             New York, NY  10153
       (212) 859-8000                          Attn.:  Mr. Steven B. Klinsky
                                               (212) 355-5656

 ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                            December 30, 1996
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  0001717681

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ID HOLDING PARTNERSHIP, L.P. (EIN# 13-3893188)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE


  NUMBER OF      7  SOLE VOTING POWER

   SHARES                 0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH             0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH               0

                10 SHARED DISPOSITIVE POWER
                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%

14  TYPE OF REPORTING PERSON*
                      PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



          This Amendment No. 2 (final) amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of CIDCO Incorporated, a Delaware corporation ("CIDCO"), previously filed by ID Holding Partnership, L.P. ("Holding"). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to them in the Schedule 13D.


ITEM 4. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended by adding the following paragraph:

         Pursuant to the Redemption Agreement, the Notes were redeemed on December 30, 1996.

ITEM 5. Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following paragraph:

         Pursuant to the Redemption Agreement, CIDCO redeemed the Notes on December 30, 1996 for a redemption price in cash equal to $146,000,000 plus accrued and unpaid interest through December 30, 1996 ($1,406,250). Therefore, Holding no longer has beneficial ownership of any shares of Common Stock of CIDCO.



                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1996          ID HOLDING PARTNERSHIP, L.P.

                                   By:   FLC XXX Partnership,
                                         its general partner


                                         By:/s/ Steven B. Klinsky
                                            ------------------------
                                            Steven B. Klinsky,
                                            a general partner